SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of OCTOBER   , 2003.
                                       -----------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date  October 28, 2003                     By  /s/ David Henstridge
     --------------------                  -------------------------------------
                                           (Signature)



David Henstridge, President
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1 Print the name and title of the signing officer under his signature.


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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                            TSX Venture Symbol: TM.V
                            Frankfurt Exchange: TUY
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NEWS RELEASE                                                    OCTOBER 28, 2003


                      DRILLING UNDERWAY AT THE OPEN-PITABLE
                    CINCO MINAS SILVER-GOLD PROJECT, MEXICO


Mr. David Henstridge is pleased to report that drilling has commenced at the Cinco Minas silver-gold project located in Jalisco State, Mexico. The Company had completed the Phase 1 drill program at Cinco Minas in March and April, 2003. The drill results, announced on May 13, 2003, were extremely encouraging and confirmed the open-pit potential of the area around the historic El Abra mine, where ten of eleven holes intersected significant silver-gold mineralization. The most significant intersections drilled included 18m grading 2.03 g/t Au and 316 g/t Ag in CMRC20, including 4m grading 7.01 g/t Au and 1,099 g/t Ag, 12m grading 2.83 g/t Au and 143 g/t Ag in CMRC18 and 14m grading 1.44 g/t Au and 221 g/t Ag in CMRC23.

To date, the drilling around El Abra has outlined about 1 million tonnes of silver-gold mineralization to a depth of 100m below surface. In order to commence a scoping study for a project with a mining rate of 1,000 tonnes per day, the resource size needs to be increased. Therefore, as part of the Phase II work program, Tumi is undertaking a drill sampling program of the vein above surface road level at El Abra, estimated to contain about 250,000 to 300,000 tonnes of rock with no strip ratio. This will require construction of a road or ramp access, which is underway, above and behind the vein and holes will be drilled from the footwall towards the hanging-wall of the vein. As old workings extend up into this mass of rock, it must be sampled by drill holes. Channel sampling at the top of the vein outcrop is included as part of the program. The drilling underway will initially focus on extending or closing the mineralization both along strike to the NW and SE of the drill holes completed in Phase 1 and several other holes will be drilled down dip from these holes.

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM.V" and on the Frankfurt Exchange under the symbol "TUY". The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Tumi's assets in this sector. Management aims to identify exploration projects, predominantly silver projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.

ON BEHALF OF THE BOARD

/s/ David Henstridge
-----------------------
David Henstridge,
President & CEO

         Investor Information contact: Nick L. Nicolaas, (604) 657-4058,
                             nicolaas@attglobal.net

             The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.
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